SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101. Information to be Included in Statements Filed Pursuant to
§ 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a))
Under the Securities Exchange Act of 1934
(Amendment No. 3)
China Unicom (Hong Kong) Limited

(Name of Issuer)
Ordinary Shares, Par Value HK$0.10 Per Share

(Title of Class of Securities)
16945R 10 4

(CUSIP Number)
Chu Ka Yee
China Unicom (Hong Kong) Limited
75th Floor, The Center
99 Queen’s Road Central
Hong Kong
Telephone: (+852) 2121 3220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 6, 2009

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	16945R 10 4

1.	NAME OF REPORTING PERSON		CHINA UNITED NETWORK COMMUNICATIONS GROUP COMPANY LIMITED (1)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(A) ☐ (B) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:		OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		PEOPLE’S REPUBLIC OF CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	None

	8.	SHARED VOTING POWER:	16,733,353,135(2)

	9.	SOLE DISPOSITIVE POWER:	None

	10.	SHARED DISPOSITIVE POWER:	16,733,353,135

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		16,733,353,135(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		70.4%(2)

14.	TYPE OF REPORTING PERSON:		CO

(1)	Formerly known as China United Telecommunications Corporation.

(2)	Includes (i) 9,725,000,020 Unicom Shares held by China Unicom (BVI) Limited, a company incorporated in the British Virgin Islands (“Unicom BVI”), and (ii) 7,008,353,115 Unicom Shares held by China Netcom Group Corporation (BVI) Limited, a company incorporated in the British Virgin Islands (“Netcom BVI”) (including one Unicom Share held by CNC Cayman Limited, a wholly-owned subsidiary of Netcom BVI incorporated in the Cayman Islands (“CNC Cayman”)).

CUSIP No.	16945R 10 4

1.	NAME OF REPORTING PERSON		CHINA UNITED TELECOMMUNICATIONS CORPORATION LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(A) ☐ (B) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:		OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		PEOPLE’S REPUBLIC OF CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	None

	8.	SHARED VOTING POWER:	16,733,353,135(1)

	9.	SOLE DISPOSITIVE POWER:	None

	10.	SHARED DISPOSITIVE POWER:	9,725,000,020

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		16,733,353,135(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		70.4%(1)

14.	TYPE OF REPORTING PERSON:		CO

(1)	Includes (i) 9,725,000,020 Unicom Shares held by Unicom BVI and (ii) 7,008,353,115 Unicom Shares held by Netcom BVI (including one Unicom Share held by CNC Cayman) as to which the Reporting Person may be deemed to be the beneficial owner due to its beneficial ownership interest in Unicom BVI and the formation of a group (as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) between Unicom BVI and Netcom BVI as a result of the Concert Party Agreement as described in Items 3 and 4 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of the 7,008,353,115 Unicom Shares held by Netcom BVI.

CUSIP No.	16945R 10 4

1.	NAME OF REPORTING PERSON		CHINA UNICOM (BVI) LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(A) ☒ (B) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:		OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	None

	8.	SHARED VOTING POWER:	16,733,353,135(1)

	9.	SOLE DISPOSITIVE POWER:	None

	10.	SHARED DISPOSITIVE POWER:	9,725,000,020

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		16,733,353,135(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		70.4%(1)

14.	TYPE OF REPORTING PERSON:		CO

(1)	Includes (i) 9,725,000,020 Unicom Shares held by the Reporting Person and (ii) 7,008,353,115 Unicom Shares held by Netcom BVI (including one Unicom Share held by CNC Cayman) as to which the Reporting Person may be deemed to have acquired beneficial ownership due to the formation of a group (as defined in Rule 13d-5(b)(1) under the Exchange Act) between the Reporting Person and Netcom BVI as a result of the Concert Party Agreement as described in Items 3 and 4 of the Schedule 13D.

CUSIP No.	16945R 10 4

1.	NAME OF REPORTING PERSON		CHINA NETCOM GROUP CORPORATION (BVI) LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(A) ☒ (B) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:		OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	None

	8.	SHARED VOTING POWER:	16,733,353,135(1)

	9.	SOLE DISPOSITIVE POWER:	None

	10.	SHARED DISPOSITIVE POWER:	7,008,353,115

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		16,733,353,135(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		70.4%(1)

14.	TYPE OF REPORTING PERSON:		CO

(1)	Includes (i) 7,008,353,115 Unicom Shares held by the Reporting Person (including one Unicom Share held by CNC Cayman) and (ii) 9,725,000,020 Unicom Shares (as defined in Item 1) held by Unicom BVI as to which the Reporting Person may be deemed to have acquired beneficial ownership due to the formation of a group (as defined in Rule 13d-5(b)(1) under the Exchange Act) between Unicom BVI and the Reporting Person as a result of the Concert Party Agreement as described in Items 3 and 4.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the disclosures in Item 2 (Identity and Background), Item 4 (Purpose of the Transaction) and Item 5 (Interest in Securities of the Issuer) of the Schedule 13D (“Schedule 13D”) filed with the Securities and Exchange Commission on October 27, 2008, as amended by Amendment No. 1 filed on November 25, 2008 (“Amendment No. 1”) and Amendment No. 2 filed on December 24, 2008 (“Amendment No. 2”), relating to the ordinary shares of par value HK$0.10 per share (“Unicom Shares”) of China Unicom (Hong Kong) Limited (formerly known as China Unicom Limited), a corporation organized under the laws of Hong Kong (“China Unicom”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D, as previously amended, remain unchanged.
Capitalized terms not otherwise defined in this Amendment No. 3 have the meanings given to them in the Schedule 13D, as previously amended.

Item 2.	Identity and Background.
Item 2 of the Schedule 13D, as previously amended, is hereby further amended and supplemented by adding the following:
On January 6, 2009, all the conditions under the merger agreement between China United Network Communications Group Company Limited (“Unicom Group”) (formerly known as China United Telecommunications Corporation) and Netcom Group in respect of the Proposed Parent Merger as disclosed in Amendment No. 1 were satisfied and the Proposed Parent Merger has become effective. As a result of the Proposed Parent Merger, Unicom Group has become the sole surviving entity. Accordingly, any references to the term “Companies” as used in the Schedule 13D, as amended, no longer include Netcom Group from and after January 6, 2009.

Item 4.	Purpose of the Transaction
Item 4 of the Schedule 13D, as previously amended, is hereby further amended and supplemented by adding the following:
On January 6, 2009, all the conditions under the merger agreement between Unicom Group and Netcom Group in respect of the Proposed Parent Merger as disclosed in Amendment No. 1 were satisfied and the Proposed Parent Merger has become effective. As a result of the Proposed Parent Merger, Unicom Group has assumed all the rights and obligations of Netcom Group, and all the assets, liabilities and business of Netcom Group have vested in Unicom Group, and, accordingly, Netcom BVI, which holds 7,008,353,115 Unicom Shares (including one Unicom Share held by CNC Cayman), has become a wholly-owned subsidiary of Unicom Group.

As previously disclosed in the Schedule 13D, by virtue of its ownership interest in Unicom BVI and as a result of the formation of a “group” between Unicom BVI and Netcom BVI due to the Concert Party Agreement, Unicom Group may have previously been deemed to have shared power to vote or to direct the power to vote and to thus have beneficial ownership of the 7,008,353,115 Unicom Shares held by Netcom BVI. As a result of the completion of the Proposed Parent Merger, Unicom Group, by virtue of its ownership interest in Netcom BVI, has become the beneficial owner of the 7,008,353,115 Unicom Shares held by Netcom BVI, with both shared power to vote or to direct the power to vote and shared power to dispose or direct the disposition of these Unicom Shares.
Except as set forth in this Amendment No. 3 and the Schedule 13D, as previously amended, none of the Companies nor, to the best knowledge of each of the Companies, any of its respective executive officers or directors has any present plans or proposals that relate to or would result in the occurrence of any of the following events: (a) the acquisition by any person of additional securities of China Unicom, or the disposition of securities of China Unicom; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving China Unicom or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of China Unicom or any of its subsidiaries; (d) any change in the present board of directors or management of China Unicom, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of China Unicom; (f) any other material change in China Unicom’s business or corporate structure; (g) changes in China Unicom’s memorandum and articles of association or instruments corresponding thereto or other actions which may impede the acquisition of control of China Unicom by any person; (h) causing a class of securities of China Unicom to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of China Unicom becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.
Paragraphs (a) and (b) of Item 5 of the Schedule 13D, as previously amended, are hereby further amended and restated as follows:
(a)     Unicom BVI is the registered and beneficial owner of 9,725,000,020 Unicom Shares, representing 40.9% of the total outstanding Unicom Shares. In addition, due to the Concert Party Agreement and the beneficial ownership of Unicom Shares by Netcom BVI, Unicom BVI and Netcom BVI constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder, and, accordingly, Unicom BVI is deemed to have beneficial ownership of the 7,008,353,115 Unicom Shares held by Netcom BVI (including the one Unicom Share held by CNC Cayman). Thus, Unicom BVI is deemed to beneficially own in the aggregate 16,733,353,135 Unicom Shares, representing 70.4% of the total outstanding Unicom Shares.

Netcom BVI and CNC Cayman are the registered and beneficial owner of 7,008,353,114 Unicom Shares and one Unicom Share, respectively, together representing 29.5% of the total outstanding Unicom Shares. In addition, due to the formation of the above described “group” with Unicom BVI, Netcom BVI is deemed to have beneficial ownership of the 9,725,000,020 Unicom Shares held by Unicom BVI. Thus, Netcom BVI is deemed to beneficially own in the aggregate 16,733,353,135 Unicom Shares, representing 70.4% of the total outstanding Unicom Shares.
Unicom Group, by virtue of its ownership interest in Unicom BVI and Netcom BVI, beneficially owns the 9,725,000,020 Unicom Shares held by Unicom BVI and the 7,008,353,115 Unicom Shares held by Netcom BVI, representing in the aggregate 70.4% of the total outstanding Unicom Shares.
Unicom A Share Company, by virtue of its ownership interest in Unicom BVI, beneficially owns the 9,725,000,020 Unicom Shares held by Unicom BVI, representing 40.9% of the total outstanding Unicom Shares, and may also be deemed to have beneficial ownership of the 7,008,353,115 Unicom Shares that are held by Netcom BVI and that are deemed to be beneficially owned by Unicom BVI as a result of the formation of the above described “group” between Unicom BVI and Netcom BVI. Thus, Unicom A Share Company may be deemed to beneficially own in the aggregate 16,733,353,135 Unicom Shares, representing 70.4% of the total outstanding Unicom Shares.
Each of Unicom Group and the Unicom A Share Company disclaims that it has agreed to act together with any of the parties to the Concert Party Agreement as a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder, and Unicom A Share Company disclaims beneficial ownership of the 7,008,353,115 Unicom Shares held by Netcom BVI.
The aggregate numbers and percentages of Unicom Shares beneficially owned by each of the executive officers and directors of each of the Companies are set forth in Schedule II.
(b)     Each of Unicom BVI and Netcom BVI may be deemed to have the shared power to vote or to direct the voting of the 16,733,353,135 Unicom Shares that are deemed to be beneficially owned by each of them and by Unicom Group and that may be deemed to be beneficially owned by the Unicom A Share Company. Unicom BVI may be deemed to have the shared power to dispose or direct the disposition of the 9,725,000,020 Unicom Shares registered in its name. Netcom BVI, by virtue of being the registered holder of 7,008,353,114 Unicom Shares and its ownership of CNC Cayman, which is the registered holder of one Unicom Shares, may be deemed to have the shared power to direct the disposition of the 7,008,353,114 Unicom Shares registered in the name of Netcom BVI and the one Unicom Share registered in the name of CNC Cayman.

Unicom Group, by virtue of its ownership of Unicom BVI and Netcom BVI, may be deemed to have the shared power to direct the voting and disposition of the 9,725,000,020 Unicom Shares registered in the name of Unicom BVI and the 7,008,353,114 Unicom Shares registered in the name of Netcom BVI and the one Unicom Share registered in the name of CNC Cayman.
Unicom A Share Company, by virtue of its ownership of Unicom BVI, may be deemed to have the shared power to direct the voting of the 16,733,353,135 Unicom Shares deemed to be beneficially owned by Unicom BVI and to direct the disposition of the 9,725,000,020 Unicom Shares registered in the name of Unicom BVI.
Unless otherwise indicated, each executive officer or director of each of the Companies listed in Schedule II has the sole power to vote or dispose or to direct the vote or disposition of the Unicom Shares that he or she beneficially owns or shares such powers with his or her spouse.
Furthermore, Item 5 of the Schedule 13D, as previously amended, is hereby further amended and supplemented by (i) amending and restating Schedule I to reflect changes in the information set forth therein resulting from the completion of the Proposed Parent Merger, (ii) amending and restating Schedule II to reflect changes in the information set forth therein resulting from, among other things, the completion of the Proposed Parent Merger and certain options becoming exercisable within 60 days from January 6, 2009 in accordance with the applicable option plans and (iii) amending and restating paragraphs (c) and (d) as follows:
(c)     Except as set forth in the Schedule 13D, as previously amended, and as further amended and supplemented by this Amendment No. 3, and Schedule II, neither any of the Companies nor, to the best knowledge of each of the Companies, any of its respective executive officers and directors listed on Schedule I, beneficially owns or has effected any transactions in the Unicom Shares during the past 60 days.
(d)     Except as set forth in the Schedule 13D, as previously amended, and as further amended and supplemented by this Amendment No. 3, and Schedule II, neither any of the Companies nor, to the best knowledge of each of the Companies, any of its respective executive officers and directors listed on Schedule I, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale, of the Unicom Shares.

Item 7.	Material To Be Filed As Exhibits.
Item 7 of the Schedule 13D, as previously amended, is hereby amended by adding the following exhibits:
Exhibit F:
Agreement of Merger through Absorption of China Network Communications Group Corporation by China United Network Communications Group Company Limited, dated January 6, 2009, by and between Unicom Group and Netcom Group (English translation)
Exhibit G:
Joint Filing Agreement, dated January 14, 2009, by and among Unicom Group, Unicom A Share Company, Unicom BVI and Netcom BVI

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

China United Network			China United Telecommunications
Communications Group Company			Corporation Limited
Limited

By:	/s/ Chang Xiaobing		By:	/s/ Chang Xiaobing

	Name:	Chang Xiaobing		Name:	Chang Xiaobing
	Title:	Chairman		Title:	Chairman
	Date:	January 14, 2009		Date:	January 14, 2009

China Unicom (BVI) Limited			China Netcom Group Corporation
(BVI) Limited

By:	/s/ Chang Xiaobing		By:	/s/ Zuo Xunsheng

	Name:	Chang Xiaobing		Name:	Zuo Xunsheng
	Title:	Director		Title:	Director
	Date:	January 14, 2009		Date:	January 14, 2009

Schedule I
Executive Officers and Directors of the Companies
The following is a list of all executive officers and directors of each of the Companies and certain other information with respect to each executive officer and director. Unless otherwise indicated, each of Unicom Group’s executive officers and directors’ business address is 21 Financial Street, Xicheng District, Beijing, the PRC; each of Unicom A Share Company’s executive officers or directors’ business address is 29th Floor, Lian Tong Tower, 1033 Chang Ning Road, Shanghai 200050, the PRC; each of Unicom BVI’s executive officers or directors’ business address is 75th Floor, the Center, 99 Queen’s Road Central, Hong Kong, the PRC; and each of Netcom BVI’s executive officers or directors’ business address is 21 Financial Street, Xicheng District, Beijing, the PRC.
Executive Officers and Directors of Unicom Group

	Principal Occupation	Name and Address of
	or Employment	Corporation or Employment/
Name	at the Companies	Organization in Which Employed	Citizenship

Chang Xiaobing	Chairman		PRC

Tong Jilu	Director and Vice President		PRC

Li Gang	Director and Vice President		PRC

Zhang Junan	Director and Vice President		PRC

Jiang Peihua	Director	General Manger — China United Network Communications Group Company Limited Beijing Branch	PRC

No. 9-1, Road Yangfangdian, Haidian District, Beijing 100036, the PRC

Dong Qunke	Director	Director — China Resources Investment & Asset Management Co., Ltd.	PRC

44th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong

Li Xiong	Director	General Manager — CITIC Guoan Communications Company Ltd.	PRC

4th Floor, Guoan Building, No. 1, Guandongdian North Street, Chaoyang District, Beijing 100020, the PRC

Zhang Dongchen	Director	Chairman — China Communications System Co., Ltd.	PRC

9#Building, Area 2, No.188, Nansihuan West Rd., Fengtai Dist., Beijing 100070, the PRC

Executive Officers and Directors of Unicom A Share Company

	Principal Occupation	Name and Address of
	or Employment	Corporation or Employment/
Name	at the Companies	Organization in Which Employed	Citizenship

Chang Xiaobing	Chairman		PRC

Tong Jilu	Director		PRC

Lu Jianguo	Director		PRC

Liu Yunjie	Director		PRC

Zhang Jian	Director and Vice President		PRC

Gao Shangquan	Independent Director	President — China Society of Economic Reform	PRC

4, Zhaojunmiao, Haidian District, Beijing 100081, the PRC

Chen Xiaoyue	Independent Director	Professor — Tsinghua University School of Economics and Management	PRC

Tsinghua University, Haidian District, Beijing 100084, the PRC

Chen Junliang	Independent Director	Professor — Beijing University of Post and Telecommunications	PRC

Post 206, Beijing University of Post and Telecommunications, Beijing 100088, the PRC

Wang Chenguang	Independent Director	Dean — Tsinghua University Law School	PRC

Tsinghua University, Haidian District, Beijing 100084, the PRC

Zhao Chuanli	Supervisor		PRC

Tang Fuxin	Supervisor		PRC

Zhang Baoying	Board Secretary		PRC

Schedule I - 2

Executive Officers and Directors of Unicom BVI

	Principal Occupation	Name and Address of
	or Employment	Corporation or Employment/
Name	at the Companies	Organization in Which Employed	Citizenship

Chang Xiaobing	Director		PRC

Li Qiuhong	Director		PRC

Executive Officers and Directors of Netcom BVI

	Principal Occupation	Name and Address of
	or Employment	Corporation or Employment/
Name	at the Companies	Organization in Which Employed	Citizenship

Zuo Xunsheng	Director		PRC

Li Fushen	Director		PRC

Schedule I - 3

Schedule II
Beneficial Ownership of Executive Officers and Directors
The percentages of Unicom Shares outstanding provided in the tables below are based on 23,767,925,322 Unicom Shares outstanding as of January 6, 2009; provided that Unicom Shares issuable upon exercise of options that are exercisable within 60 days of January 6, 2009 are considered outstanding for the purpose of calculating the percentage of outstanding Unicom Shares held by such individual, but not for the purpose of calculating the percentage of outstanding Unicom Shares held by any other individual.
Beneficial Ownership of Unicom Shares of Executive Officers and Directors of Unicom Group

	Unicom Shares Beneficially Owned			Total Number of Unicom
	Aggregate			Shares Covered by
	Number of Unicom			Options in Unicom		Option Expiration	Option Exercise
Name	Shares(1)		Percentage	Shares(2),(3)		Date	Price

Chang Xiaobing	1,272,000		0.0054%	526,000		December 20, 2010	HK$6.20
				746,000		February 14, 2012	HK$6.35

				1,272,000

Tong Jilu	916,000	(4)	0.0039%	292,000		June 22, 2010	HK$15.42
				92,000		July 19, 2010	HK$5.92
				460,000		February 14, 2012	HK$6.35
				32,000	(5)	July 19, 2010	HK$5.92
				40,000	(5)	February 14, 2012	HK$6.35

				916,000

Li Gang	460,000		0.0019%	460,000		February 14, 2012	HK$6.35

Zhang Junan	460,000		0.0019%	460,000		February 14, 2012	HK$6.35

Jiang Peihua	207,600		0.0009%	1,600		June 21, 2010	HK$15.42
				206,000		February 14, 2012	HK$6.35

				207,600

Dong Qunke	0		0	0

Li Xiong	0		0	0

Zhang Dongchen	0		0	0

(1)	None of the executive officers and directors of Unicom Group owns any Unicom Shares. The total number of Unicom Shares beneficially owned by such executive officers and directors reflects Unicom Shares issuable upon exercise of options that are exercisable as of January 6, 2009 and will become exercisable within 60 days following January 6, 2009.

(2)	Each option gives the holder the right to purchase one Unicom Share.

(3)	Comprised of all Unicom Shares underlying options, including Unicom Shares issuable upon exercise of options that are exercisable as of January 6, 2009 and will become exercisable within 60 days following January 6, 2009 and which have also been reflected in the column “Aggregate Number of Unicom Shares”.

(4)	Includes 72,000 Unicom Shares beneficially owned by his spouse, with whom he shares the power to vote or dispose or to direct the vote or to direct the disposition.

(5)	Options of China Unicom beneficially owned by his spouse.
Beneficial Ownership of Unicom Shares of Executive Officers and Directors of Unicom A Share
Company

	Unicom Shares Beneficially Owned			Total Number of Unicom
	Aggregate			Shares Covered by
	Number of Unicom			Options in Unicom		Option Expiration	Option Exercise
Name	Shares(1)		Percentage	Shares(2),(3)		Date	Price

Chang Xiaobing	1,272,000		0.0054%	526,000		December 20, 2010	HK$6.20
				746,000		February 14, 2012	HK$6.35

				1,272,000

Tong Jilu	916,000	(4)	0.0039%	292,000		June 22, 2010	HK$15.42
				92,000		July 19, 2010	HK$5.92
				460,000		February 14, 2012	HK$6.35
				32,000	(5)	July 19, 2010	HK$5.92
				40,000	(5)	February 14, 2012	HK$6.35

				916,000

Lu Jianguo	1,044,600		0.0044%	292,600		June 21, 2010	HK$15.42
				292,000		July 19, 2010	HK$5.92
				460,000		February 14, 2012	HK$6.35

				1,044,600

Liu Yunjie	148,600		0.0006%	148,600		June 21, 2010	HK$15.42

Zhang Jian	198,000		0.0008%	198,000		February 14, 2012	HK$6.35

Gao Shangquan	0		0	0

Chen Xiaoyue	0		0	0

Schedule II - 2

	Unicom Shares Beneficially Owned			Total Number of Unicom
	Aggregate			Shares Covered by
	Number of Unicom			Options in Unicom	Option Expiration	Option Exercise
Name	Shares(1)		Percentage	Shares(2),(3)	Date	Price
Chen Junliang	0		0	0

Wang Chenguang	0		0	0

Zhao Chuanli	220,400		0.0009%	24,400	June 21, 2010	HK$15.42
				196,000	February 14, 2012	HK$6.35

				220,400

Tang Fuxin	164,000		0.0007%	164,000	February 14, 2012	HK$6.35

Zhang Baoying	312,000	(6)	0.0013%	16,000	May 20, 2009	HK$4.30
				90,000	June 22, 2010	HK$15.42
				50,000	July 19, 2010	HK$5.92
				150,000	February 14, 2012	HK$6.35

				306,000

(1)	Other than Zhang Baoying, who beneficially owns 6,000 Unicom Shares, none of the executive officers and directors of the Unicom A Share Company owns any Unicom Shares, and the total number of Unicom Shares beneficially owned by such executive officers and directors reflects Unicom Shares issuable upon exercise of options that are exercisable as of January 6, 2009 and will become exercisable within 60 days following January 6, 2009.

(2)	Each option gives the holder the right to purchase one Unicom Share.

(3)	Comprised of all Unicom Shares underlying options, including Unicom Shares issuable upon exercise of options that are exercisable as of January 6, 2009 and will become exercisable within 60 days following January 6, 2009 and which have also been reflected in the column “Aggregate Number of Unicom Shares”.

(4)	Includes 72,000 Unicom Shares beneficially owned by his spouse, with whom he shares the power to vote or dispose or to direct the vote or to direct the disposition.

(5)	Options of China Unicom beneficially owned by his spouse.

(6)	Includes 6,000 Unicom Shares beneficially owned by him.

Schedule II - 3

Beneficial Ownership of Unicom Shares of Executive Officers and Directors of Unicom BVI

Total Number of
	Unicom Shares Beneficially Owned		Unicom Shares
	Aggregate		Covered by Options
	Number of Unicom		in Unicom
Name	Shares(1)	Percentage	Shares(2),(3)	Option Expiration Date	Option Exercise Price

Chang Xiaobing	1,272,000	0.0054%	526,000	December 20, 2010	HK$6.20
			746,000	February 14, 2012	HK$6.35

1,272,000

Li Qiuhong	688,400	0.0029%	204,400	June 21, 2010	HK$15.42
			204,000	July 19, 2010	HK$5.92
			280,000	February 14, 2012	HK$6.35

688,400

(1)	None of the executive officers and directors of Unicom BVI owns any Unicom Shares. The total number of Unicom Shares beneficially owned by such executive officers and directors reflects Unicom Shares issuable upon exercise of options that are exercisable as of January 6, 2009 and will become exercisable within 60 days following January 6, 2009.

(2)	Each option gives the holder the right to purchase one Unicom Share.

(3)	Comprised of all Unicom Shares underlying options, including Unicom Shares issuable upon exercise of options that are exercisable as of January 6, 2009 and will become exercisable within 60 days following January 6, 2009 and which have also been reflected in the column “Aggregate Number of Unicom Shares”.
Beneficial Ownership of Unicom Shares of Executive Officers and Directors of Netcom BVI

			Total Number of
	Unicom Shares Beneficially Owned		Unicom Shares
	Aggregate		Covered by Options
	Number of Unicom		in Unicom	Option Expiration	Option Exercise
Name	Shares(1)	Percentage	Shares(2),(3)	Date	Price

Zuo Xunsheng	0	0	686,894	November 16, 2010	HK$5.57

Li Fushen	0	0	723,840	November 16, 2010	HK$5.57

(1)	None of the executive officers and directors of Netcom BVI owns any Unicom Shares.

(2)	Each option gives the holder the right to purchase one Unicom Share.

(3)	Comprised of all Unicom Shares underlying options, including Unicom Shares issuable upon exercise of options that are exercisable as of January 6, 2009 and will become exercisable within 60 days following January 6, 2009 and which have also been reflected in the column “Aggregate Number of Unicom Shares”.

Schedule II - 4